UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras approves new guidelines for its portfolio management

Rio de Janeiro, April 26, 2019 - Petróleo Brasileiro S.A. - Petrobras informs that the Board of Directors, in a meeting held today, approved new guidelines for the management of its asset portfolio. The guidelines are in line with the Resilience Plan, released on 03/08/2019, being part of the preparation process of the 2020-2024 Business and Management Plan, which is expected to be approved and disclosed in the 4th quarter of 2019.

The new guidelines consider the sale of assets, with emphasis on downstream segment, including the full sale of PUDSA, a network of service stations in Uruguay, eight refineries with total refining capacity of 1.1 million barrels per day, and the additional sale of the stake in Petrobras Distribuidora (BR), with Petrobras remaining as a relevant shareholder. The downstream assets included in this divestment program are: Refinaria Abreu e Lima (RNEST), Unidade de Industrialização do Xisto (SIX), Refinaria Landulpho Alves (RLAM), Refinaria Gabriel Passos (REGAP), Refinaria Presidente Getúlio Vargas (REPAR), Refinaria Alberto Pasqualini (REFAP), Refinaria Isaac Sabbá (REMAN) and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR).

The refineries’ divestment projects, in addition to repositioning the company’s portfolio to higher-yielding assets, will also allow for the increase in competitiveness and transparency of the downstream business in Brazil, in line with the National Petroleum, Natural Gas and Biofuels Agency (ANP) position and recommendations of the Administrative Council for Economic Defense (CADE). Projects will follow Petrobras’ divestment methodology and will have their main phases timely disclosed to the market.

Regarding BR Distribuidora, a secondary public offering of shares (follow-on) is under study. Currently, Petrobras’ stake in BR Distribuidora is 71%.

The guidelines are in accordance with the strategic pillars of the company that aim to maximize shareholder value by focusing on assets in which Petrobras is the natural owner, in order to improve capital allocation, increase the return on capital employed and reduce its cost of capital.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer